1060734

02016444

EXECUTION COPY

2-1-01

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2002

Commission File Number: 333-9680

INTERNATIONAL UTILITY STRUCTURES INC.
(Name of Registrant)

777 - 8TH Avenue S.W.
Suite 1800
Calgary, Alberta
Canada T2P 3R5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___   No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

Date: February 27, 2002

By: ______________________________
Name: Robert G. J. Jack
Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT 1

News Release
Calgary: February 27, 2002
TSE: IUS

IUSI Announces Fiscal 2002 1st Quarter Results

Calgary, February 27, 2002 – International Utility Structures Inc. ("IUSI") today released results for fiscal 2002 first quarter ending December 31, 2001. All amounts stated are in U.S. dollars. IUSI is a world leader in the manufacture and marketing of metal overhead lighting, powerline, traffic and telecommunications support structures for customers in more than 100 countries. Headquartered in Calgary, Alberta, IUSI also has manufacturing, design and engineering capacity in North America and Europe. The Company's common shares trade on the Toronto Stock Exchange under the symbol IUS.

Highlights for the first quarter of fiscal 2002, ending December 31, 2001:

- North American sales were 200% greater this quarter, compared to the same period last year. As a result, profitability substantially improved.
- The Company completed the sale of Stainton Metal Company Limited in October 2001, for £9.0 million (US$13.3 million). The sale of this subsidiary was part of the Company's corporate business strategy to focus on the business of the manufacture and sale of steel overhead distribution and transmission infrastructure.

Marketing and Sales

As stated on previous occasions, IUSI expects to see significant increases in new power line construction, upgrades to existing lines and a significant replacement of the large number of aged structures for the next several years in North America. The sales numbers reported this quarter reflect this expectation.

International orders for Distripole™ grew significantly at our Petitjean subsidiary, closing out the quarter with approximately 40,000 distribution poles in backlog for delivery over the balance of fiscal 2002. This represents a significant increase in customer acceptance and demand for steel distribution utility poles internationally.

Manufacturing and Technology

The Company has further improved its current proprietary manufacturing technology and processes at both its U.S. and France operations.

Commissioning of the Kansas facility is moving ahead and test welding of poles commenced in early February. The Company expects to complete integration of the automated and semi-automated processes in March, excluding the equipment that will be shipped from the Batesville, Arkansas, plant during the third quarter of fiscal 2002. The Batesville plant is scheduled to close by the end of the third quarter of fiscal 2002.

This new capacity in Kansas will have the capability of producing larger, heavier steel utility poles and structures than the Company is currently able to produce in the U.S. The new plant, when in full production later this fiscal year, is expected to have the capacity to be able to provide more than 90% of the Company's U.S. market needs in terms of a range of transmission structures. Until then, IUSI continues to provide the heavier transmission structures to its U.S. customers from its Petitjean subsidiary and meets U.S. distribution market needs from the Batesville, Arkansas plant.

Operating Results

For the first quarter of fiscal 2002, IUSI reported sales of $22.5 million compared to $20.5 million for the first quarter of last year, which included $3.0 million from the Stainton Metal Company subsidiary, which was sold on October 3, 2001. This means that on a comparative basis, without Stainton, IUSI increased its first quarter sales compared to last year by 29%. This was the result of a 200% increase in North American sales and a 5% increase in European sales. The increase in North American sales was the result of the high emphasis on the need for significant increases in electrical infrastructure in the U.S. and continued growth in distribution pole sales throughout North America.

Gross profit for the quarter of $7.0 million remained flat compared to last year. A decrease in gross margin, as a percentage of sales, 31.3% in the first quarter of fiscal 2002, compared to 33.9% for the same period last year, was due to the lower margin transmission products being sold in North America.

Fixed plant, selling and general administrative expenses were $6.7 million (29.9% of sales) compared to $6.0 million (29.1% of sales) last year. Fixed expenses for the first quarter of fiscal 2002 included $0.3 million of startup costs for the new plant in Kansas. On a normalized basis, without extraordinary costs and without including Stainton, fixed costs, as a percentage of sales, would be 28.6% for the first quarter of fiscal 2002 and 32.5% for the first quarter of fiscal 2001, a 3.9% improvement.

Earnings before interest, taxes, and depreciation ("EBITDA") were $304,000 in the quarter compared to $988,000 for the same quarter last year. Once again, on a normalized basis, without extraordinary costs and without including Stainton, EBITDA for the first quarter of fiscal 2002 would be $615,000 compared to $334,000 for the first quarter of fiscal 2001. This improvement year-over-year is primarily related to improved operating results in North America.

Net income for the first quarter of fiscal 2002, of $4.5 million or $0.38 per share, included a $7.4 million gain on the sale of the Stainton Metal Company subsidiary, compared to net income of $1.3 million, or $0.10 per share which included a $5.2 million gain on the repurchase of $18.0 million of Senior Subordinated Notes at a discount, for the same quarter last year.

Cash provided by operations for the three months ended December 31, 2001, was $5.6 million compared to cash used by operations of $4.6 million for the same period last year. The most significant differences are that this year the cash provided included the proceeds of the sale of the Stainton Metal subsidiary and last year included the non-cash adjustment for the gain on repurchase of Notes.

At December 31, 2001, net working capital was $21.1 million compared to $16.5 million at September 30, 2001.

At December 31, 2001, IUSI had drawn $12.0 million under its $21.2 million of operating lines of credit.

Outlook

IUSI believes that it is now achieving its vision of becoming the leader in its field. It also strongly believes that the industry has never been more accepting of steel as the viable alternative to the current wood utility pole dominated marketplace. With unpredictable weather playing havoc with wood power lines, resulting in power outages; environmental concerns regarding toxic chemicals used in wood becoming even more of a public issue; the U.S. government's initiatives to expand the country's transmission infrastructure; and the positioning of a new facility to meet market demand, IUSI feels that it is well positioned to meet its 2002 objectives.

This report contains forward-looking statements concerning the Company's objectives over the next few quarters. The Company's ability to meet such objectives depends on many known and unknown factors, including general, economic and business conditions, and risks associated with competition, foreign exchange and raw material costs.

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2001 AND SEPTEMBER 30, 2001
IN 000'S OF US$

	DEC 31	SEPT 30
ASSETS		
Current Assets		
Cash and cash equivalents	11,844	4,552
Cash in escrow	1,043	653
Accounts receivable	28,401	28,079
Inventory	17,489	22,593
Prepaid expenses and other	1,663	2,731
	60,440	58,608
Property, plant & equipment	39,617	42,913
Other assets	6,354	4,376
Cash in escrow	6,410	6,352
	52,381	53,641
	112,821	112,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	11,983	8,755
Accounts payable and accrued liabilities	27,489	33,205
Current portion of long-term debt	239	197
	39,711	42,157
Long-Term Debt & Other Liabilities		
Long-term debt	65,740	66,825
Other liabilities	2,168	2,405
Future income taxes	2,004	2,191
	69,912	71,421
Shareholders' Equity		
Capital stock	18,617	18,617
Warrants	1,611	1,612
Foreign currency translation adjustment	(6,586)	(6,631)
Deficit	(10,444)	(14,927)
	3,198	(1,329)
	112,821	112,249

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000
IN 000'S OF US$

	2001	**2000**
Sales, net of commissions	22,512	20,469
Less:		
Cost of sales	15,467	13,511
Plant operating expenses	2,203	1,992
Selling and administrative expenses	4,538	3,978
	22,208	19,481
Income (loss) before interest and depreciation	304	988
Depreciation and amortization	1,521	1,679
Gain on repurchase of Notes	(398)	(5,152)
Interest and other income	1,983	1,173
Gain on sale of subsidiary	(7,433)	0
Preferred share dividends	0	1,094
Amortization of deferred financing costs	147	914
	(4,180)	(292)
Net income (loss) before income taxes	4,484	1,280
Income taxes	0	29
Net income (loss) for the period	4,484	1,251
Net income (loss) per share	0.38	0.10

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
IN 000'S OF US$

	2001	2000
Cash provided by (used in):		
Operations:		
Net income (loss)	4,484	1,251
Depreciation and amortization	1,669	2,437
Provision for future income taxes	(195)	(290)
Dividends settled by shares	-	889
Accretion of preferred shares to redemption value	45	45
Gain on repurchase of Notes	(450)	(5,152)
Accounts receivable	(902)	(1,919)
Inventories	4,685	(286)
Prepaid expenses and other	1,012	502
Accounts payable and accrued liabilities	(5,144)	(2,021)
Other items	395	(95)
	5,599	(4,639)
Financing:		
Operating loans	3,458	2,922
Reduction in long term debt	(599)	(12,872)
Redemption of preferred shares, Series 2	0	(169)
	2,859	(10,119)
Investments:		
Capital expenditures	(566)	(254)
Other	(152)	(129)
Long term assets	(58)	(295)
	(776)	(678)
Increase (decrease) in cash and cash equivalents	7,682	(15,436)
Cash and cash equivalents, beginning of period	5,205	48,034
Cash and cash equivalents, end of period	12,887	32,598

EXHIBIT 2

ANNUAL REPORT 2001









Achieving Our Vision

iusi®

Products

In the latter part of this year, IUSI completed necessary North American qualifications and certifications to allow it to supply custom designed heavy transmission structures from its Petitjean subsidiary and formally establish it as a "full range" utility structure provider. We were awarded our first major contract for these types of structures in mid-2001 with shipments scheduled to occur in fiscal 2002. These structures generally have long lead-times due to extended customer delivery requirements. These large transmission line projects require significant planning and logistical resources. The structure designs can often be modified mid-way through the process as the customer's requirements may change due to a variety of factors such as terrain problems, and/or right-of-way issues. IUSI now offers H-Frames and large monopole transmission structures up to 500kV to the North American marketplace.

CAPA

Petitjean now offers a new range of aesthetically designed transmission poles as a result of an inquiry from a European customer. We have received our first contract for these types of structures and deliveries should commence in late 2002. We intend to introduce this decorative range to the North American marketplace in fiscal 2002.

The Company's Distripole™ product line of steel electrical distribution poles has gained considerable acceptance internationally with product approvals now exceeding 55 utilities in 50 nations.

Domestically, although our customer base for steel distribution poles continues to expand, we are still eagerly awaiting the publication of the new American Society of Civil Engineers (ASCE) Manual of Practice on Structural Reliability-Based Design for Utility Pole Structures. This document is


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scheduled for publication in the first half of 2002 and is expected to correct what we believe is a mathematical anomaly under the NESC code, which penalized steel structures when used in "Grade C" construction. Approximately half of all distribution poles in North America fall into this category. This change will dramatically improve the cost competitiveness of steel distribution poles as compared to wood in that a lighter weight steel pole can be offered.

Under our Strategic Alliance with Engineered Endeavors Inc. ("EEI"), EEI will provide their own designs for wireless telecommunication structures which we will produce for them. This has allowed us to re-assign some of our engineering resources to work on a new series of wind-power structures. Our new product range for this sector will include conventional tapered static structures, aerodynamic/aesthetically appealing structures, and self-erecting towers. As this market has recently been growing at over 30% per year, we feel it is an excellent opportunity to enter a compatible market sector with significant revenue stream growth potential.

The strategic sales focus we placed on promoting our decorative lighting resulted in a need to further expand this higher value-added product range as customer interest continues to grow. Increased sales of this product line contributed greatly towards offsetting the shrinkage in the European market for conventional lighting poles.

ENTAL

Marketing and Sales

As mentioned earlier in this report, we expect to see significant increases in new power line construction, upgrades to existing lines and a significant replacement of the large number of aged structures for the next several years. To ensure we proactively identify opportunities for growth, we commissioned two comprehensive research reports - one on the status of the powerline grid, by region, throughout the United States and the other on potential utility line projects in regions, which are under review/development and are likely to be commissioned over the next three years. This database is constantly being reviewed with our customers and upgraded where and when required. The information contained in these reports, confirmed our expectations and we will continue to focus our marketing initiatives on both distribution poles and H-Frames. We also intend to increase our human resources with the addition of experienced transmission structure project management in order to better support our regional sales managers, agents and distributors.

Similarly, due to the broad geographic acceptance of our Distripole line, we have had to increase our international sales force in Petitjean. Petitjean has recently commenced marketing the concept of H-Frame transmission structures in the 69 - 240 kV range and has uncovered significant interest, particularly in developing countries. H-Frames have been looked upon as a North American phenomenon, until now.



With the majority of our global backlog being for utility structures and a high percentage of orders coming from new customers, we feel confident that we have assembled a quality, focused, sales organization, supported by an experienced and respected engineering organization capable of delivering the highest sales growth in this industry.

Manufacturing and Technology

Early in the year, the decision was made to build a new manufacturing plant in El Dorado, Kansas. This new plant, when operational, substantially expands our current U.S. manufacturing capacity and capabilities, thereby







allowing us to close our Arkansas plant. The new plant site was chosen to take advantage of the geographically central location and its proximity to steel mills, galvanizers and a large proportion of our U.S. customer base.

The Company continues to improve its technology in all facets of the manufacturing process. Our engineering team has developed a third generation proprietary electrical resistance welding ("ERW") technology that welds tapered steel poles at rates up to 20 times faster than competing welding techniques. A full range of automated and semi-automated equipment is being installed to complement the "Centaurus" welding machine. The proprietary process, has the capability to produce a heavier wall 50 foot round tapered steel pole shaft approximately every 90 seconds. This computerized process allows poles of varying lengths and tapers to be produced with no tooling changes.

Other equipment being installed includes a fully automated Cut-to-Length line, which will, by using a computer interface, have complete control over all trapezoid parameters. This line allows the use of 60,000 lb master coils, with the entire process, from coil loading to trapezoid production, controlled from one central position. The software used allows the Cut-to-Length equipment to be networked to our Calgary Office enabling our product designers to send the cutting patterns directly to the line.



El Dorado facility, Kansas, USA

Our 1,600 ton tandem press brake has been completely remanufactured and, together with new forming dies, has been installed at our Kansas facility. Fitted with computerized controls, it allows improved accuracy in our forming process.

Other machinery installed to improve capacity includes an automated tip and butt cut off machine, and a semi-automatic pole straightening machine.

When the Kansas facility is in full production, early 2002, we expect to be able to provide more than 90% of the market's needs in terms of a range of transmission products.

In Petitjean, we added a second semi-automated long seam welder to deal with the increased transmission orders we have been receiving. We expect to add a master uncoiler in fiscal 2002, which will reduce our raw steel costs, as well as significantly reduce our steel coil scrap. Indications of significantly larger volume utility pole orders from overseas customers may require us to upgrade and certify portions of the production line from Batesville to European standards and re-locate these components to Troyes to address marketplace demands.



Significant investment was also made in certifying Petitjean employees to meet U.S. standards for welding and testing. In our transmission production facility, our welders had to complete a lengthy training and certification program to quality to the American Welding Standards ("AWS") required by U.S. utilities. Similarly, our quality assurance department had to add additional testing equipment and train to qualify to different inspection criteria. This process took more than nine months to complete.





ANNUAL REPORT 2001





Achieving Our Vision

General

IIUSI commenced business in 1991 and continues to focus on the use and benefits of steel distribution poles as a viable alternative to historically dominating wood and concrete. Steel has dominated the market for transmission and lighting for the last 40 years and has been proven for its durability but the North American pole market has proven to be slow to break into with wood being the product used for over 100 years. We believe this is now changing.

EXPAN

During 1994, IUSI developed a proprietary welding technology capable of producing a 45 foot round tapered steel pole shaft every 90 seconds. Over the past six years, we have made considerable technological improvements to our welding process. Our latest third generation process, called the "Centaurus" allows us to increase pole shaft diameters and, where dictated by design, increase pole shaft wall thickness, while maintaining the high speed welding advantage, up to 20 times faster than competing welding techniques.

In 1998, IUSI expanded its markets for steel distribution poles by acquiring Petitjean Industries, located in Troyes, France, for their strong global presence and reputation for quality. Petitjean is an international leader in the manufacture of lighting, transmission and cellular structures and now includes distribution poles, which are being produced using IUSI's ERW technology.

International markets have accepted the steel distribution pole and all of Petitjean's product lines continue to increase their market share, making IUSI a global leader in the manufacturing and marketing of metal overhead lighting, powerline and telecommunication support structures.

Concurrently with the acquisition of Petitjean in 1998, IUSI issued 10.75% Senior Subordinated Notes due 2008, for aggregate proceeds of $75 million. In addition to the notes, IUSI also issued $20 million of Units, with each







Unit consisting of one 13% Senior Exchangeable Preferred Share and one Common Share Purchase Warrant. The Common Share Purchase Warrants entitle the holders to purchase an aggregate of 600,000 common shares, at CDN$1.98 per share. These warrants will expire on February 1, 2003. The Company, at its option, has paid semi-annual dividends in additional Senior Exchangeable Preferred Shares to February 1, 2001. The proceeds were used for the acquisition of Petitjean, the re-payment of long-term debt, the installation of ERW steel pole production equipment at Troyes, France, for working capital and other general corporate purposes.

Commencing August 1, 2001, the Senior Exchangeable Preferred Shares were exchanged for Subordinated Notes allowing for an annual cash flow saving of $1.8 million.

As part of the Company's business plan strategy, the Union Metal Group and Stainton Metal Company, which were acquired as part of the Petitjean acquisition, were sold in fiscal 2000 and 2001 respectively. The Company used the proceeds to re-invest in the Company and strengthen the balance sheet giving it a stronger base for future growth.

IUSI's focus is on the manufacture and marketing of steel distribution and transmission products globally, along with its Petitjean subsidiary continuing its growth and strong market share in European lighting.



Results of Operations

Audited financial statements for this year ended September 30, 2001, include comparable figures shown for 2000. During fiscal 2000 (August 8, 2000) the Company completed the sale of its subsidiaries Union Metal Corporation, located in Canton Ohio, and Metal Pole-Lite Inc., located in Montreal, Quebec, the "Union Metal Group". The significant decrease in net sales and EBITDA relates to the sale of these subsidiaries. There is a net gain included in net income for fiscal 2000 from the sale of these subsidiaries.

In fiscal 2001, net sales were $88.4 million compared with $153.9 million for the year ended September 30, 2000. This decrease of 42.6% relates primarily to the sale of the Union Metal Group whose sales of $53.8 million were included in fiscal 2000 results. In addition, foreign exchange had a negative effect on sales because the Euro was 8% weaker against the US$ year over year. This caused an additional $6 million reduction, when converted to US$, even though sales were stable at our Petitjean subsidiary before conversion to US$.

Cost of sales for fiscal 2001 was $60.3 million, compared with $108.5 million for fiscal 2000. This decrease is attributable to the lower sales level for 2001. Cost of sales, as a percentage of revenue, decreased to 68.3% of sales for fiscal 2001, from 70.5% in fiscal 2000. This is reflective of improved efficiencies and pricing particularly in the U.S.

Plant operating costs for fiscal 2001 were $8.0 million, compared with $12.3 million in fiscal 2000. Selling and administrative expenses for fiscal 2001 were $18.0 million, compared with $24.8 million for fiscal 2000. The reduction of these two expense categories reflect the sale of the Union Metal Group and also a reduction of costs in these categories within the remaining subsidiaries.





EBITDA (earnings before interest and taxes, depreciation and amortization) was $2.0 million in fiscal 2001, compared to $8.2 million in fiscal 2000. This reduction in EBITDA earnings was directly effected by the dispositions of the Union Metal Group, the falling Euro, and low European sales during Q4.

Depreciation and amortization for fiscal 2001 were $6.7 million, compared to $7.7 million for fiscal 2000, which included the Union Metal Group.

Net loss in fiscal 2001 was $6.6 million ($0.55 per share), compared with a net gain of $20.2 million ($1.62 per share) reported in 2000. This significant




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decrease is due to the gain on sale of the Union Metal Group that was included in the fiscal 2000 results.

At September 30, 2001, cash balance stood at $4.6 million, compared with $48.0 million at September 30, 2000. This cash reduction was due to re-investment in the Company and a reduction of Senior Subordinated Notes outstanding.



Liquidity and Capital Resources

Net cash used in operations was reduced to $6.3 million in fiscal 2001 compared to $13.1 million in fiscal 2000.

Working capital was $16.5 million at September 30, 2001 compared to $60.1 million at September 30, 2000. The September 30, 2000 cash balance included the proceeds from the sale of the Union Metal Group.

At September 30, 2001 the Company had $35.5 million outstanding in 10.75% Senior Notes compared to $73.0 million outstanding at September 30, 2000. The debt was further reduced by $1.0 million in October 2001, leaving $34.5 million outstanding. The notes have been purchased at various discounts, averaging a 29% discount off of face value, with the last purchase at a 55% discount off of face value.

During fiscal 2001 the Company exchanged all of its outstanding 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes due in February 2008. The exchange of the Preferred Shares with dividends, for the Subordinated Notes with interest, allows an annual cash flow savings of approximately $1.8 million.

In connection with the sale of the Union Metal Group, $6,000,000 of sale proceeds is being held in escrow in order to protect the purchaser against, among other things, potential breaches of representations and warranties by IUSI. On July 13, 2001, the purchaser of the Union Metal Group notified the Escrow Agent of certain disputed items in connection with the parties' entitlements to the escrow funds. IUSI believes that the claims of the purchaser are without merit and has filed a formal claim with the appropriate courts to seek the release of any funds held in escrow to which IUSI is entitled. As a result of the purchaser's claim and the time expected to resolve it, we have recategorized the escrow of $6,000,000 plus accrued interest from a current asset to a long-term asset on our balance sheet.

The Company uses demand operating loans as a source of capital. These operating loans are generally based upon levels of accounts receivable and inventory. The Company has good relationships with the operating lenders and continues to focus energies to improve its ability to finance future growth.

On average, the Euro weakened year over year by 8%. This had a negative effect on earnings when the Petitjean subsidiary results are converted from Euros to U.S. dollars.

The Company continues to implement measures to increase EBITDA, seize opportunities to strengthen the balance sheet, closely manage working capital requirements and further develop our business model and strategies.



Managing Risk

IUSI's key risk continues to be the ability to increase sales and market share to increase profitability. Our earnings are directly dependant upon the amount of purchasing activities occurring for our products and our ability to obtain orders for these products.

We continue to improve the efficiencies of our operations through technological and productivity improvements.

Generally, IUSI does not engage in hedging activities or utilize other market-risk sensitive instruments. At September 30, 2001, IUSI did not believe that market risk financial instruments would have a material affect


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on future operations or cash flows nor did it view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if IUSI priced products in one currency while material costs and expenses were denominated in a different currency. IUSI does not believe it is subject to any material currency exchange risk as it typically matches the currency of operating expenses with the currency of our revenues. However, from time to time, IUSI enters into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. At September 30, 2001, IUSI had not entered into any material foreign exchange contracts.

In addition, IUSI does have significant long term currency exchange risk as its European operations have significant assets and liabilities denominated in Euros that generate revenues and incur expenses. These assets and liabilities being restated into U.S. dollars result in the foreign currency translation adjustment that appears on IUSI's balance sheet.



IUSI also does not believe it is subject to any material interest rate risk as interest on debt obligations are primarily fixed rate instruments. IUSI believes its interest rate risk, due to variable interest rates, is not significant.

Steel is IUSI's primary raw material. Like most commodities, steel prices rise and fall according to the interaction of supply and demand forces. In many cases, the market price for steel-based products follows that of the raw material from which they are made. The Company also utilizes its buying power to build relationships with its suppliers to ensure that the steel it requires is constantly available at competitive prices. The Company also ensures that it does do not rely upon a single supplier for any critical raw material.



THE YEAR IN REVIEW

- Following a detailed study of energy problems in the United States, the U.S. Federal Government determines that the electrical infrastructure system is at a critical low and develops a policy to rectify the system needs and deficiencies over the next 20 years. Vice President Richard Cheney is appointed head of the task force.
- According to the U.S. National Energy Policy between 1,300 and 1,900 new power generation facilities will be required to meet the country's economic needs over the next 20 years. North American Electric Reliability Council ("NERC") estimated that new capital investment in transmission grid infrastructure should top $120 billion.
- IUSI awarded multi-year contracts with two major U.S. utilities which the Company expects to be worth approximately $40 to $45 million over five years, for the combined contracts.
- Signed an agreement to sell Stainton Metal Company Ltd. for $13.3 million to continue the Company's strategic focus on growing its distribution, transmission and telecommunication structure product lines. Transaction closed in October 2001.
- Due to strong order entry in utility structures, IUSI achieved the largest backlog in the Company's history, over $100 million in spite of divestiture of Union Metal and Stainton Metal companies.
- Began commissioning of new manufacturing facility in Kansas to meet both contract and increased market demand requirements for heavier transmission structures in the U.S. marketplace.
- Entered into a strategic alliance with Engineered Endeavors to supply antennae support structures to the global wireless telecommunications industry outside of North America.
- Generated $1.8 million in annual cash flow savings due to the exchange of Senior Exchangeable Preferred Shares for new Subordinated Notes.
- Reduced long-term debt by $37.5 million.

Dear Fellow Shareholders,

It is difficult to write about a year that was overshadowed with the tragic brutality of the events we all witnessed on September 11th. In the short time that has passed since those devastating events, it has been especially encouraging to see the spirit of the American people, and their foreign friends, rise up in unison to move forward to rebuild their personal and economic confidence.

For IUSI, the year was highlighted by significant growth in the U.S. utility structure marketplace, particularly in the light and heavier duty transmission sectors. Concerns over the impact of deregulation, in recent years, caused utilities to postpone investment in both the maintenance of their existing transmission power grids as well as in new generation sources and related transmission delivery systems. When subsequent power delivery problems started to manifest themselves, the federal government quickly realized that the 20% planning reserve in generating capability, recommended by the North American Electric Reliability Council ("NERC"), had all but disappeared and the President appointed Vice President Richard Cheney to lead a task force to rectify the situation.

It is now well documented that concerns about the status of the transmission grid far outweigh those of available generating capacity. The Department of Energy estimates there are almost 500,000 circuit miles of transmission lines on wooden poles, of which approximately 80% of these lines are over 40 years old. Coupled with the more than 1,300 new power generation facilities that the Department of Energy predicts will be needed over the next 20 years, NERC estimates that new capital investment in transmission grid infrastructure will exceed $120 billion.

DELIVERING

YING



Our belief in the transmission infrastructure growth was validated this year when we received multi-year transmission structure and supply contracts for two very large and globally respected U.S. utilities. As a result of these market indicators and our successes, IUSI undertook the commissioning of a new manufacturing facility in Kansas which will have the capability of producing larger (up to 24 inches in diameter) and heavier (up to .25 inches thick) steel utility poles and structures than we currently are able to produce in the U.S. We expect this facility to be operational in the spring of 2002 and we intend to consolidate all of our U.S. manufacturing into this facility. We are now extremely well positioned as a full product line utility structure supplier to the North American marketplace and we fully intend to capitalize on our strengths to continue to grow both our installed base and our market share.

G

CTING

Internationally, it was a soft year in major utility projects as over $250 million of projects, which were planned to go to tender this fiscal year, were deferred due to either financing delays or other funding priorities. We have been advised that several of these projects will be tendered during calendar 2002. By the end of this fiscal year, our Petitjean subsidiary had succeeded in having our Distripole™ product line approved by utilities in more than 50 nations and entered fiscal 2002 with Distripole™ orders in backlog from 24 of them.

Although the European lighting market did not grow during this fiscal year, our Petitjean subsidiary did increase its sales volume and its market share in this sector. Furthermore, we increased Petitjean's market opportunity in the wireless telecommunications sector by entering into a strategic alliance supply agreement with Engineered Endeavors Inc. We expect to see this market sector return to double-digit growth internationally once the 3G/UMTS networks begin installation, currently scheduled for late 2002.

As it was a non-core business, we elected to sell our Stainton Metal subsidiary. The sale was completed in October 2001 for a value of $13.3 million.

In keeping with our focus to preserve cash flow, we worked diligently to reach an agreement to exchange our Senior Exchangeable Preferred Shares for new Subordinated Notes, generating a $1.8 million in annual cash flow savings.

Over the course of the fiscal year, we were pleased to be able to reduce our long-term debt by $37.5 million.

The environmental concerns over treated wood appeared to gain in momentum this year. Florida Governor, Jeb Bush, has been a leading proponent against the use of chromate copper arsenate ("CCA") and the Environmental Protection Agency ("EPA") is expected to amend their current policy on the continued use of CCA early in 2002. At last count, over 35 municipalities were reviewing proposed legislation to ban the use of all forms of treated wood within their boundaries. We believe that any change in the EPA's current position on CCA will result in heightened future liability concerns by utilities regarding their continued use of treated wood poles and should translate into increased steel distribution and light duty transmission pole sales throughout North America.



Petitjean facility, Troyes, France

Outlook

IUSI has finally achieved a pre-eminent position in the global utility structure marketplace in terms of customer recognition and acceptance, order entry, installed base, and future growth potential. We recognize that getting to this crucial milestone took a lot longer than we ever expected.


ILL
EFFEC




TOTAL
INF



As I had stated on previous occasions, the industry sector we have chosen to participate in has historically proven to withstand any downward pressures in the general economy. This has been no more visible to us than now. We have identified more utility line construction projects that are scheduled for future development and commissioning than has been seen in our industry in the last 20 years. We have, by necessity, grown both our sales forces and engineering design departments in order to properly respond to the tremendous increase we have experienced in customer inquiries and tender calls. We foresee significant double-digit growth in demand for steel utility structures, both domestically and internationally, for several years to come and we believe we are securely positioned to obtain a substantial share of the market.



In the last five years we have gone from being a small player with big dreams to one of the recognized "Big Three" firms in our industry. Over 60% of our global backlog, at year-end, was for utility products. From this vantage point we are optimistic that we can achieve revenue growth and bottom line performance going forward.

On behalf of the Board of Directors, I would like to sincerely thank our shareholders for their continued participation, patience, and their vote of confidence as IUSI moves forward in the new millennium from a position of strength and proven capability.

Sincerely,

Robert G.J. Jack
President and Chief Executive Officer

ANNUAL REPORT 2001







Achieving Our Vision

The consolidated financial statements of International Utility Structures Inc. have been prepared by management which is responsible for the integrity and objectivity of this information. These financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

KPMG LLP, the auditors appointed by the shareholders, have conducted an independent examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. Their report is set out on the following page.

The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting and internal control. The Audit Committee meets with the independent auditors and management to discuss auditing and financial matters and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board for consideration in approving the consolidated financial statements for issuance to the shareholders.

Robert G.J. Jack
President and Chief Executive Officer

Gerald A. Diener
Vice-President Finance and Chief Financial Officer

To the Shareholders of International Utility Structures Inc.

We have audited the consolidated balance sheets of International Utility Structures Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
November 23, 2001

September 30, 2001 and 2000

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

	2001	2000 (Restated note (2)(g))
Assets		
Current assets:		
Cash and cash equivalents	$ 4,552	$ 48,034
Cash in escrow (note 3)	653	3,000
Accounts receivable	28,079	25,848
Inventories (note 4)	22,593	21,398
Prepaid expenses and other	2,731	1,575
	58,608	99,855
Property, plant and equipment (note 5)	42,913	42,448
Deferred product development costs	-	119
Cash in escrow (note 3)	6,352	4,066
Deferred financing costs	3,750	4,353
Future income taxes	-	673
Other assets	626	691
	$ 112,249	$ 152,205
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Operating loans (note 6)	$ 8,755	$ 10,756
Accounts payable and accrued liabilities	33,205	27,688
Current portion of long-term debt (note 7)	197	158
Current portion of redeemable preferred shares (note 8)	-	169
	42,157	38,771
Long-term debt (note 7)	66,825	76,410
Other long-term liabilities	2,405	2,423
Redeemable preferred shares (note 8)	-	26,039
Future income taxes	2,191	3,982
	113,578	147,625
Shareholders' equity (deficiency):		
Common shares (note 9)	18,617	18,990
Warrants (note 9(c))	1,612	1,612
Cumulative foreign currency translation adjustment	(6,631)	(7,674)
Deficit	(14,927)	(8,348)
	(1,329)	4,580
	$ 112,249	$ 152,205

Subsequent event (note 3(b))

Commitments and contingencies (note 13)

See accompanying notes to consolidated financial statements.

Approved by the Board:

Director *Director*

September 30, 2001 and 2000

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

	2001	2000 (Restated note (2)(g))
Sales, net of commission and transportation	$ 88,365	$ 153,902
Less:		
Cost of sales	60,335	108,497
Selling and administrative expenses	18,000	24,833
Plant operating costs	8,021	12,338
Depreciation and amortization	6,671	7,672
	(4,662)	562
Gain on sale of Union Metal Group	-	34,401
	(4,662)	34,963
Other expense (income):		
Interest expense	8,682	9,917
Dividends on redeemable preferred shares (note 8)	1,457	4,089
Amortization of deferred financing costs	2,024	694
Interest and other income	(10,535)	(1,472)
	1,628	13,228
Earnings (loss) before income taxes	(6,290)	21,735
Income taxes - current	1,178	1,697
- future	(889)	(136)
	289	1,561
Net earnings (loss)	(6,579)	20,174
Deficit, beginning of year	(8,348)	(28,522)
Deficit, end of year	$ (14,927)	$ (8,348)
Net earnings (loss) per share (note 10):		
Basic	$ (0.55)	$ 1.62
Diluted	(0.55)	1.62

See accompanying notes to consolidated financial statements.

September 30, 2001 and 2000
(In thousands of U.S. Dollars)

	2001	2000
Cash provided by (used in):		
Net cash from (used in) operations (note 15)	$ (6,312)	$ (13,148)
Investments:		
Proceeds on sale of Union Metal Group, net of cash sold of $726	-	59,486
Cash in escrow (see note 3)	(61)	(7,066)
Purchase of property, plant and equipment	(6,077)	(8,046)
Other	1,054	(502)
	(5,084)	43,872
Financing:		
Repurchase of senior subordinated notes	(28,060)	(1,500)
Deferral financing costs incurred	(1,421)	-
Redemption of preferred shares, Series 2	(169)	(331)
Repayment of long-term debt	(62)	-
Repayment of debt assumed	-	(160)
Loan to Trustee for the purchase of common shares pursuant to ancillary stock option plan (note 9(d)(ii))	(373)	-
Increase (repayment) of operating loans	(2,001)	5,004
	(32,086)	3,013
Increase (decrease) in cash and cash equivalents	(43,482)	33,737
Cash and cash equivalents, beginning of year	48,034	14,297
Cash and cash equivalents, end of year	$ 4,552	$ 48,034

Non-cash financing activities:

During the years ended September 30, 2001 and 2000, the Company issued additional 13% Senior Exchangeable Preferred Shares pursuant to the payment of dividends on 13% Senior Exchangeable Preferred Shares of $1,771 and $3,226 respectively. In addition, during the year ended September 30, 2001, the Company exchanged 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes.

Supplemental disclosures of cash flow information:

Cash paid during the year for:

	2001	2000
Interest	$ 6,816	$ 9,953
Taxes	1,612	2,032

See accompanying notes to consolidated financial statements.

1. Nature of operations:

The Company and its wholly-owned subsidiaries are engaged in the manufacture and sale of metal overhead lighting, powerline and telecommunications support structures throughout the world.

2. Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and, except where otherwise indicated, are presented in U.S. dollars. Material differences in amounts and disclosures from the generally accepted accounting principles in Canada applied in the basic consolidated financial statements to accounting principles generally accepted in the United States are set out in note 16.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas where management is required to make near term estimates is in the assessment of underlying value and amortization periods of plant and equipment. Actual amounts could differ from those estimates.

The following significant accounting policies have been applied in the preparation of these consolidated financial statements.

(a) Principles of consolidation:

These financial statements consolidate the accounts of the Company and its subsidiaries all of which are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of three months or less when acquired.

(c) Inventories:

Inventories of finished goods and work-in-process, which include direct production materials and labour, are valued at the lower of cost, determined on a weighted average basis, and net realizable value.

Inventories of materials and supplies are valued at the lower of average cost and replacement cost.

(d) Property, plant and equipment:

Property, plant and equipment are carried at cost. The rates of depreciation applied to depreciate the cost less estimated salvage values of plant and equipment over their estimated useful lives are as follows:

Asset	Basis	Rate
Buildings	Straight-line	2% - 10%
Machinery and equipment	Straight-line	8% - 33.3%
Furniture and office equipment	Straight-line	10% - 33.3%
Leasehold improvements	Straight-line	Duration of lease

The Company monitors the recoverability of property, plant and equipment based on factors such as future utilization, business climate and the future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when the Company determines that the carrying amount of the asset will not be recoverable. At this time, the carrying amount is written down to the undiscounted future cash flows. To September 30, 2001, the Company has not recorded any such impairment losses.

2. **Significant accounting policies (*continued*):**

(e) Deferred financing costs:

Deferred financing costs consist of legal and other fees, relating to the financing of the Company's indebtedness. These costs are being amortized over 10 years, the term of the related debt.

(f) Revenue recognition:

Revenue is recognized when title passes to the purchaser and there is reasonable certainty as to the collectibility of the proceeds.

(g) Income taxes:

During fiscal 2001, the Company retroactively adopted the provisions of Section 3465 of the CICA Handbook, Income Taxes ("Section 3465") which requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

Under the asset and liability method of Section 3465, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

Pursuant to the deferral method, which was applied in prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes generally using the tax rate applicable in the year difference arose. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

The Company has calculated the effect of adopting the provisions of Section 3465 retroactively to October 1, 1999. There is no cumulative effect and no effect on earnings for the year ended September 30, 2000 based on this change in accounting for income taxes.

The balance sheet impact at September 30, 2000 was to increase property, plant and equipment by $4.0 million and to increase future income taxes by $4.0 million from that previously reported.

(h) Foreign currency:

The functional currency of the Company's North American operations is the U.S. dollar, which is also the Company's reporting currency. Monetary items denominated in Canadian dollars are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

The functional currency of the Company's operations outside of North America is considered to be the local currency. Balance sheet items initially measured in foreign currencies are translated into U.S. dollars using the period end exchange rate. Income statement transactions are translated into U.S. dollars using average exchange rates for the reporting period. Adjustments from translating foreign operations into the U.S. dollar are included in the cumulative foreign currency translation adjustment component of shareholders' equity.

(i) Stock options:

The company has a stock-based compensation plan and an ancillary stock option plan both of which are described in note 9(d). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

2. **Significant accounting policies (*continued*):**

(j) Earnings per share:

Effective October 1, 2000, the Company adopted the new recommendations of Section 3500 of the CICA Handbook, Earnings per Share. Under this new standard, the Company's calculation of basic per share amounts is not impacted; however, it requires that the dilutive effect of options and warrants is determined using the treasury stock method instead of the imputed earnings approach previously applied. Under the treasury stock method, the number of net additional shares to be issued pursuant to options and warrants is calculated by assuming that dilutive outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

The new recommendation has been applied retroactively and the change has resulted in diluted earnings per share for September 30, 2000 being anti-dilutive, whereas under the imputed earnings approach it was $1.41 per share.

(k) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. **Business divestitures:**

(a) Union Metal Group:

On August 7, 2000 the Company sold its interests in two wholly-owned subsidiaries, being Union Metal Corporation located in Canton, Ohio and Metal Pole-Lite Inc. located in Montreal, Quebec (collectively the "Union Metal Group"). The Company received net proceeds of $60,212,000 which resulted in a gain on the sale, after deducting the costs of disposition, of $34,401,000. The consolidated statement of operations includes the operations of the Union Metal Group up to August 7, 2000.

Pursuant to terms of the sale agreement, the Company was required to deposit $6,000,000 of the net proceeds with an escrow agent in a general account and $1,000,000 for a specific environmental liability which has been accrued in the accounts of the Company at September 30, 2000 and charged against the gain on sale. These general funds are to be used for future claims (if any) arising from the sale and released to the Company in $2,000,000 tranches on August 7, 2001, February 7, 2002 and August 7, 2002 if there are no claims.

On July 13, 2001, the purchaser of the Union Metal Group notified the escrow agent of certain disputed items in connection with the parties' entitlements to the escrow funds. The Company represents the claims to be without merit and has filed a formal claim to seek the release of all funds in escrow. Due to the outstanding claims surrounding the escrow funds the amounts have been classified as a non-current asset.

(b) Stainton Metal:

Subsequent to September 30, 2001, the Company sold its interest in Stainton Metal Company Limited, a wholly-owned subsidiary located in the United Kingdom. The Company received net proceeds in excess of the carrying value of its investment.

4. ***Inventories:***

	2001	2000
Materials and supplies	**$ 7,355**	$ 8,217
Work-in-process	**7,987**	3,705
Finished goods	**7,251**	9,476
	$ 22,593	$ 21,398

5. **Property, plant and equipment:**

	Cost	Accumulated depreciation	2001 Net book value
Land	$ 3,218	$ -	$ 3,218
Buildings	11,754	3,579	8,175
Machinery and equipment	51,097	20,678	30,419
Furniture and office equipment	2,807	1,802	1,005
Leasehold improvements	164	68	96
	$ 69,040	$ 26,127	$ 42,913

	Cost	Accumulated depreciation	2000 Net book value
Land	$ 3,203	$ -	$ 3,203
Buildings	11,000	2,342	8,658
Machinery and equipment	43,220	13,991	29,229
Furniture and office equipment	2,339	1,275	1,064
Leasehold improvements	797	503	294
	$ 60,559	$ 18,111	$ 42,448

6. **Operating loans:**

Operating loans are unsecured, bear interest at average rates of 4.8% per annum (2000 - 6.2%) and are repayable on demand. The operating loans are drawn under demand lines of credit aggregating $21,200,000 (2000 - $13,499,000) based on exchange rates in effect at year end.

7. **Long-term debt:**

	2001	2000
10.75% Senior Subordinated Notes (a)	**$ 35,525**	$ 73,000
13% Subordinated Notes (b)	**27,991**	-
Other (c)	**3,506**	3,568
	67,022	76,568
Current portion of long-term debt	**197**	158
	$ 66,825	$ 76,410

(a) 10.75% Senior Subordinated Notes:

On January 30, 1998, the Company issued 10.75% Senior Subordinated Notes (the "Notes") due 2008 for aggregate proceeds of $75,000,000. Interest on the Notes is payable semi-annually. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices. During fiscal 2001, the Company repurchased $37,475,000 (2000 - $2,000,000) face amount of the Notes in the open market at a cost of approximately $28,060,000 (2000 - $1,500,000), resulting in a gain of $9,415,000 (2000 - $500,000) which has been included in interest and other income.

Upon the sale of the Union Metal group, the Note Indenture governing the 10.75% Senior Subordinated Notes due 2008 requires the Company to, within 360 days of the closing of such sale, invest the net proceeds ($48.1 million) in assets related to the business and, to the extent not done, to make an offer to purchase Notes at par in an amount equal to 25% of the aggregate principal amount of the Notes ($18.8 million). On the 5th anniversary of the original issuance of the Notes (January 30, 2003), the Company is required to make a second

7. **Long-term debt (*continued*):**

(a) 10.75% Senior Subordinated Notes (continued):

offer to purchase Notes at par in an amount equal to the aggregate amount of the net proceeds of the sale of the Union Metal group in excess of the assets purchased during the 360 days following the closing of the Union Metal sale and the original offer to purchase Notes at par.

The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes are effectively subordinated to all existing and future indebtedness and all other liabilities, including trade payables of the Company's subsidiaries.

The Notes have certain covenants which include limiting the Company's ability to incur certain types of new debt if, after giving effect to the incurrence of such debt, the ratio of consolidated cash flow to fixed charges as defined is less than 2.0:1.

(b) 13% Subordinated notes:

During fiscal 2001, the Company exchanged its 13% Senior Exchangeable preferred shares for 13% Subordinated Notes due in 2008 (see also note 8(b)(ii)). This exchange of preferred shares for subordinated notes took place at face value. For accounting purposes, the difference between the redemption value of the subordinated notes, being $20,000,000 plus accrued dividends in kind of $9,139,000, and the book value upon exchange, being $27,870,608 is being amortized on a straight-line basis over the remaining term of the subordinated notes as an adjustment to interest expense. These Notes are unsecured debt obligations and are subordinate to the 10.75% Senior Notes.

(c) Other:

Other long-term debt consists of French Francs 26,617,000 bearing interest at rates from 4.0 to 9.6% per annum. The Company had previously entered into an interest rate swap which remains in place and that fixed the interest rate on French Francs 15,000,000 ($2,011,000) of debt at 7.9% until June 30, 2011.

Payments of principal required during the next five years:

2002	$ 204
2003	220
2004	245
2005	273
2006	305

8. **Redeemable preferred shares:**

(a) Authorized:

The Company is authorized to issue:

(i) an unlimited number of preferred shares in series; and

(ii) 30,000 Senior Exchangeable Preferred Shares.

(b) Issued:

Redeemable preferred shares are comprised of:

	2001	2000
Redeemable Preferred Shares, Series 2 (i)	$ -	$ 169
13% Senior Exchangeable Preferred Shares (ii)	-	26,039
	-	26,208
Current portion of Redeemable Preferred Shares, Series 2	-	(169)
	$ -	$ 26,039

8. Redeemable preferred shares (*continued*):

(b) Issued (continued):

(i) Redeemable Preferred Shares, Series 2:

The Company is authorized to issue 5,000 shares designated as fixed, cumulative Redeemable Preferred Shares, Series 2, with preferential dividends at an annual rate of 6% of the subscription price. During fiscal 2001, 250 shares were redeemed for cash, and no shares are outstanding at September 30, 2001 (2000 - 250).

(ii) 13% Senior Exchangeable Preferred Shares:

	Number of shares	Amount
Balance as at September 30, 1999	24,142	$ 22,632
Dividends in kind	3,226	3,226
Accretion of redemption value	-	181
Balance as at September 30, 2000	27,368	26,039
Dividends in kind	1,771	1,771
Accretion of redemption value	-	61
Exchanged for 13% Subordinated Notes (note 7(b))	(29,139)	(27,871)
Balance as at September 30, 2001	-	$ -

(b) Issued:

On January 30, 1998, the Company issued 20,000 Units each consisting of a 13% (in addition the Company was responsible for the payment of a 15% withholding tax to the Canadian government) Senior Exchangeable Preferred Share, having a redemption amount of $1,000, and one warrant to purchase 30 common shares of the Company at a per share price of $1.98 Canadian. The preferred shares were mandatorily redeemable on February 1, 2008. The proceeds of $20,000,000 were allocated $18,388,000 to the preferred shares and $1,612,000 to the warrants. The difference between the redemption value of the preferred shares and the assigned value was being amortized on a straight-line basis over 10 years.

Dividends on the Senior Exchangeable Preferred Shares were payable semi-annually. At the Company's option, declared dividends on any dividend payment made on or before February 1, 2001 were payable in cash or in additional Senior Exchangeable Preferred Shares.

During fiscal 2001, the Company exchanged its 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes due in 2008 (see also note 7(b)). This exchange of preferred shares for subordinated notes was recorded at the 13% Senior Exchangeable Prefererd Shares book value of $27,870,608.

9. Common shares:

(a) Authorized:

Unlimited common shares, without par value

(b) Issued:

	Number of shares	Amount
Balance, September 30, 1999, 2000 and 2001	12,446,802	$ 18,990
Common shares held pursuant to ancillary stock option plan (note 9 (d)(ii))	(498,900)	(373)
Balance, September 30, 2001	11,947,902	$ 18,617

9. Common shares (*continued*):

(c) Warrants:

In January 1998, the Company granted warrants to purchase, in aggregate, 600,000 common shares at $1.98 Canadian per common share. These warrants were not exercisable prior to February 1, 1999 and will expire on February 1, 2003 (see also note 8(b)(ii)). At September 30, 2001 these warrants remain unexercised.

(d) Stock options:

(i) Stock-based compensation plan:

In November 1995, the Company implemented a stock option plan for directors, officers and key employees. Stock options are granted at exercise prices based on the market price of the Company's common shares at the date of grant. Stock options vest and become exercisable as to 20% per annum for a five year period commencing with the year of grant. Stock options expire 10 years from the date of grant.

The Company is authorized to issue 1,344,500 shares under the stock option plan and has outstanding stock options exercisable at prices from $1.60 to $4.50 Canadian per share for the periods presented as follows:

	2001	**Weighted average price (Cdn $)**	2000	Weighted average price (Cdn $)
Outstanding, beginning of year	**1,319,500**	**$ 3.87**	1,269,500	$ 3.99
Granted	**-**	**-**	80,000	1.60
Cancelled or expired	**(10,000)**	**$ 3.05**	(30,000)	3.05
Outstanding, end of year	**1,309,500**	**$ 3.88**	1,319,500	$ 3.87
Exercisable at end of year	**1,193,500**	**$ 4.01**	1,062,700	$ 4.06

As at September 30, 2001, the weighted average remaining contractual life of the options outstanding is five years.

(ii) Ancillary stock option plan:

During fiscal 2001, the Company implemented an ancillary stock option plan ("Ancillary Plan") for directors, officers, consultants and key employees.

Under a trust indenture dated November 29, 2000, the Company advanced by way of a loan $575,000 Canadian to the trustee of the Ancillary Plan and the trustee applied these loan proceeds to the purchase of 500,000 common shares of the Company. At the direction of the Company, the trustee grants to eligible participants an option to purchase common shares of the Company at an exercise price of $1.15 Canadian per common share which is equal to the trustee's purchase price and for a term not to exceed 10 years from the date of grant. Upon exercise of the options, the participant is obligated to deliver payment to the trustee who then executes the transfer of applicable common shares from the trust. In addition, the trustee remits to the Company the proceeds received upon exercise of the shares as a partial repayment of the original loan. In no circumstances shall the trustee have any personal liability for such remaining outstanding balance of the amounts advanced or for any amount of deficiency over and above the value realized from the sale of the shares held under the Ancillary Plan.

During fiscal 2001, the Company granted 318,000 options at the exercise price of $1.15 Canadian per common share and having an expiry date of January 24, 2011. In addition during fiscal 2001, options for 1,100 common shares were exercised. At September 30, 2001, the plan holds 498,900 common shares towards settlement of existing and future stock option grants.

10. Earnings per share:

Basic earnings (loss) per share of $(0.53) (2000 - $1.62) has been calculated using the weighted average number of common shares actually outstanding during the period and consists of 12,446,802 for the year ended September 30, 2001 (2000 - 12,446,802).

11. Segmented information:

The Company operates in a single industry segment. The Company's net sales by geographic area are as follows:

	2001	2000
United States	$ 17,232	$ 57,252
France	34,370	33,858
Other countries	36,763	62,792
	$ 88,365	$ 153,902

The location of the Company's property, plant and equipment by geographic area are as follows:

	2001	2000
United States	$ 9,711	$ 4,520
France	30,133	34,799
Europe, excluding France	3,069	3,129
	$ 42,913	$ 42,448

12. Income taxes:

(a) Provision for income taxes:

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	2001	2000
Statutory rate	42.9%	44.6%
Computed tax expense (recovery)	$ (2,700)	$ 9,694
Increase (decrease) in taxes resulting from:		
Loss carryforwards benefit not recorded in the financial statements	3,379	4,410
Non-deductible dividends	625	1,824
Non taxable capital gain	(2,019)	-
Tax on exchangeable preferred share dividends	419	976
Effect of foreign income taxes at lower tax rates	585	(15,343)
Provision for income taxes	$ 289	$ 1,561

(b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at September 30, 2001 are presented below:

	2001	2000
Future tax assets:		
Loss carrryforwards	$ 13,428	$ 14,686
Other	921	819
Gross future tax assets	14,349	15,505
Valuation allowance	(13,155)	(13,279)
Net future tax assets	1,194	2,226
Future tax liabilities:		
Property, plant and equipment	(3,074)	(5,228)
Liabilities	(311)	(980)
Net future tax liabilities	$ (2,191)	$ (3,982)

12. Income taxes (*continued*):

(c) Company has non-capital losses which total $38,000,000 available for deduction against future years taxable income. These losses expire between 2002 and 2021. The potential benefit of the above losses has not been recognized in the financial statements.

13. Commitments and contingencies:

(a) The minimum future annual commitments in respect of plant and offices leases, and operating leases on machinery and equipment are as follows:

2002	$ 985
2003	781
2004	707
2005	617
2006	446
Thereafter	136

Rental expense for the current year was $1,021,000 (2000 - $668,000).

(b) The Company and its subsidiaries are involved in several lawsuits arising out of the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

14. Financial instruments:

(a) Fair values:

Financial instruments of the Company are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes payable, redeemable preferred shares, interest rate swaps and forward exchange contracts. The fair values of all financial instruments are estimated to not be materially different from their carrying values either due to their ability for liquidation or settlement in the near term or, with respect to the redeemable preferred shares, due to their redemption price effectively equaling their carrying value and the dividend rate being representative of equivalent interest rates.

(b) Factoring Agreements:

At September 30, 2001 the Company had entered into a factoring agreement selling approximately $680,000 (2000 - $5,900,000) of its accounts receivable on a non-recourse basis. These transactions have been accounted for as a sale of financial assets.

15. Reconciliation of net earnings (loss) to net cash from (used in) operations:

The computation of net cash from (used in) operations is as follows:

	2001	2000
Net earnings (loss)	$ (6,579)	$ 20,174
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	6,671	7,672
Amortization of deferred financing costs	2,024	694
Dividends settled by shares	1,771	3,226
Accretion of preferred shares to redemption value	61	181
Deferred income taxes	-	(136)
Gain on sale of Union Metal Group	-	(34,401)
Gain on repurchase of senior subordinated notes	(9,415)	(500)
Other	(891)	(1,877)
Accounts receivable	(2,231)	(3,375)
Inventories	(1,195)	(2,217)
Prepaid expenses and other	(1,156)	1
Accounts payable and accrued liabilities	5,517	(2,590)
Future income taxes	(889)	-
Net cash used in operations	$ (6,312)	$ (13,148)

16. United States accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A summary of material adjustments to United States generally accepted accounting principles ("U.S. GAAP") are as follows:

(a) Deferred product development costs:

In accordance with Canadian GAAP, the Company has capitalized development costs meeting specified criteria and amortizes such costs over a five year period. Under U.S. GAAP, all such development costs must be expensed as incurred.

(b) Sales:

As allowed by Canadian GAAP, the Company has disclosed sales net of sales commissions and transportation costs. Under U.S. GAAP, the following amounts would have been included in cost of sales and sales would have been reported at gross amounts:

	2001	2000
Commissions netted against sales under Canadian GAAP	**$ 1,267**	$ 2,838
Transportation costs netted against sales under Canadian GAAP	**7,402**	11,915
	$ 8,669	$ 14,753

(c) Dividends on redeemable preferred shares:

In accordance with Canadian GAAP, dividends incurred on redeemable preferred shares classified as a liability are accounted for as an expense and deducted in the determination of income. Under U.S. GAAP, such dividends are excluded from the determination of income and accounted for as a direct charge against equity.

(d) Application of U.S. GAAP:

The effect of the above items on net earnings (loss), total assets, and shareholders' equity is as follows:

	Notes	**2001**	2000
Net earnings (loss), in accordance with Canadian GAAP		**$ (6,579)**	$ 20,174
Deferred product development costs	(a)	**119**	454
Preferred share dividends	(c)	**1,457**	4,089
Amortization of additional value assigned to property, plant and equipment and goodwill due to income tax accounting principles, net of tax	(d)	**-**	(623)
Income taxes, net	(f)	**-**	1,868
Net earnings (loss) in accordance with U.S. GAAP		**(5,003)**	25,962
Preferred share dividends		**(1,457)**	(4,089)
Net earnings (loss) available to common shareholders		**$ (6,460)**	$ 21,873
Net earnings (loss) per share, U.S. GAAP:			
Basic		**$ (0.54)**	$ 1.76
Diluted		**(0.54)**	1.76

16. United States accounting principles (*continued*):

(d) Application of U.S. GAAP (continued):

Statement of Other Comprehensive Income:

	Notes	2001	2000
Earnings (loss) in accordance with U.S. GAAP		**$ (5,003)**	$ 25,962
Other comprehensive income (loss):			
Foreign currency translation adjustment		**1,043**	(6,544)
		$ (3,960)	$ 19,418

	Notes	2001	2000
Total assets, in accordance with Canadian GAAP		**$ 112,249**	$ 148,223
Deferred product development costs	(a)	**-**	(119)
Additional value assigned to property, plant and equipment and goodwill due to income tax accounting, net of amortization of $	(d)	**-**	4,575
Deferred income tax asset	(f)	**-**	(673)
Total assets, in accordance with U.S. GAAP		**$ 112,249**	$ 152,006
Shareholders' equity (deficiency), in accordance with Canadian GAAP		**$ (1,329)**	$ 4,580
Deferred product development costs	(a)	**-**	(119)
Amortization of additional value assigned on acquisition, net of income tax	(d)	**-**	(1,662)
Income taxes	(e)	**-**	(4,655)
Shareholders' (deficiency), in accordance with U.S. GAAP		**$ (1,329)**	$ (1,856)

DIRECTORS AND OFFICERS

Senator Jack Austin, Q.C.[3]
Director

John S. Burns, Q.C. [3]
Director

Robert J.S. Gibson[1][2]
Director

Robert G.J. Jack[1]
Director, President & Chief Executive Officer

Brian G. Kenning[1][2]
Director, Chairman

Terrence A. Lyons[1][2][3]
Director

David B. Olsen[3]
Director

Edward R. Pitts[1]
Director

Gerald A. Diener
Vice President Finance & Chief Financial Officer

Ann M. Mooney
Corporate Secretary

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation and Corporate Governance Committees

HEAD OFFICE

Suite 1800, 777 - 8th Ave. SW
Calgary, Alberta, Canada T2P 3R5
Tel: (403)269-2350
Toll Free 1-800-263-9444
Fax: (403)290-0523
Email: general@iusi.ca
Web: www.iusi.ca

Corporate Bank
The Toronto Dominion Bank
Calgary, Alberta, Canada

Auditors
KPMG LLP
Vancouver, British Columbia, Canada

Corporate Legal Counsel
Bennett Jones LLP
Calgary, Alberta, Canada

Registrar and Transfer Agents
Computershare Trust Company of Canada
Calgary, Alberta, Canada

Bank of Nova Scotia Trust Company of New York
New York, NY

Stock Exchange Listing
Toronto Stock Exchange
Toronto, Ontario, Canada

Trading Symbol
Common Shares - IUS

MANUFACTURING FACILITIES

International Utility Structures
(Arkansas) Inc.
2210 East Main Street
Batesville, Arkansas, USA 72501

International Utility Structures (Kansas), Inc.
955 N. Haverhill Road
El Dorado, Kansas, USA 67042

Petitjean Industries S.A.S.
52, Avenue Marechal LeClerc
BP 10 - F 10121
St. Andre Les Vergers Cedex
Troyes, France

This annual report includes forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements attempt to predict future occurrences and are identified by words like "believes", "anticipates", "expects" and similar words. Our predictions about future occurrences are subject to assumptions and uncertainties, including general economic and business conditions and a number of known and unknown risks including: a competitor may develop a manufacturing process which competes with our proprietary technology; we are substantially leveraged and have a history of losses; we are subject to fluctuations in the cost of raw materials; and we compete with other materials. These and other factors are discussed in greater detail in IUSI's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. If any of these risks or uncertainties materialize, or if our assumptions prove incorrect, our actual results may differ materially from our projected results.